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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GS Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Peachtree Street, NE, Suite 575
(No. and Street)

Atlanta (City) Georgia (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig F. Magher 404-233-4429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

3630 Peachtree Road, NE, Suite 600 (Address) Atlanta (City) Georgia (State) 30326 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/15

OATH OR AFFIRMATION

I, Craig F. Magher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GS Capital Management, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH LASCO
MY COMMISSION
NOTARY PUBLIC
EXPIRES 10-14-2016
FULTON COUNTY, GEORGIA

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GS Capital Management, LLC

Financial Statements
with Supplementary Information
December 31, 2014

GS Capital Management, LLC

Table of Contents
December 31, 2014

WINDHAM BRANNON
offering more

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of GS Capital Management, LLC

We have audited the financial statements of GS Capital Management, LLC (a Georgia limited liability company) (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. GS Capital Management, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GS Capital Management, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of GS Capital Management, LLC's financial statements. The supplemental information is the responsibility of GS Capital Management, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Windham Brannon, P.C.
Certified Public Accountants

February 27, 2015

GS Capital Management, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Current assets		
Cash	**$**	**64,006**
Commissions receivable from related party		**57,000**
Commissions receivable		**3,125**
Total current assets		**124,131**
Other assets		**1,597**
Total assets	**$**	**125,728**
Liabilities and members' equity		
Current liabilities		
Accounts payable and accrued expenses	**$**	**7,701**
Payable to affiliate		**860**
Total current liabilities		**8,561**
Members' equity		**117,167**
Total liabilities and members' equity	**$**	**125,728**

The accompanying notes are an integral part of these financial statements.

GS Capital Management, LLC

Statement of Income
For the Year Ended December 31, 2014

Revenues		
Commission revenue	$	728,960
Operating expenses		
Employee expenses		26,334
Professional fees		21,359
Expense sharing with affiliate		10,320
Miscellaneous expense		10,238
Licenses and fees		8,488
Total operating expenses		76,739
Net income	$	652,221

The accompanying notes are an integral part of these financial statements.

GS Capital Management, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

		Members' Equity
Balance, December 31, 2013	$	314,895
Member distributions		(849,949)
Net income		652,221
Balance, December 31, 2014	**$**	**117,167**

GS Capital Management, LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities		
Net income	**$**	**652,221**
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in:		
Commissions receivable		**151,894**
Commissions receivable from related party		**73,481**
Other assets		**(210)**
Accounts payable and accrued expenses		**(9)**
Net cash provided by operating activities		**877,377**
Cash flows from financing activities		
Distributions to members		**(849,949)**
Net cash used in financing activities		**(849,949)**
Net increase in cash		**27,428**
Cash,		
Beginning of year		**36,578**
End of year	**$**	**64,006**
Supplemental cash flow disclosures		
Interest and income taxes paid	**$**	**-**

1. Organization and Summary of Significant Accounting Policies

GS Capital Management, LLC (the Company) was formed in 2002 as a Georgia limited liability company. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's sole source of revenue is commissions earned from brokering alternative investment vehicles, principally private investment fund partnerships (the funds). These commissions are generally based on a contractual percentage of fees earned by the funds from investors introduced to the funds by the Company; such fees in turn are generally based on a percentage of the investors' investments in the funds. The Company operates a single office in Atlanta, Georgia.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in a non-interest bearing account in a bank located in Georgia. From time to time, balances in this account may exceed FDIC insured amounts.

Commissions Receivable and Allowance for Doubtful Accounts

Commissions receivable are unsecured and are generally due to the Company within a specified number of days after the private investment fund partnerships receive the fees from the investors in these funds. The Company performs on-going credit evaluations of its clients and maintains an allowance for doubtful accounts when considered necessary. As of December 31, 2014, no allowance for doubtful accounts receivable was considered necessary.

Revenue Recognition

Commission revenue is received periodically but is recognized as earned on a pro rata basis over the terms of the contracts with the funds. In 2014, the Company earned 96% of its revenue from two accounts.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were filed with the SEC.

2. Related Party Transactions

The Company has an expense sharing arrangement with a company that is affiliated through common ownership whereby the Company receives use of office space, computers, equipment and other support, and is allocated a percentage of expenses that relate to operation of the Company. In 2014, the Company paid $10,320 to the affiliate under the arrangement, of which $860 was payable at December 31, 2014. As stated in the expense sharing agreement, the Company has agreed to pay a percentage of the rent expense for office space leased by the affiliate. The allocated rent expense paid by the Company is $860 per month. For the year ended December 31, 2014, the Company paid approximately $10,320 as rent expense through the expense sharing agreement.

In 2014, the Company received $300,703 of revenue from a fund with whom the members of the Company are employees and part of management of this fund, of which $57,000 was receivable at December 31, 2014.

3. Simplified Employee Pension Plan

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. The Company funds 100% of contributions for its employees while the member contributions are funded through distributions from their capital accounts. There were no contributions to employees in 2014.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2014, the ratio of aggregate indebtedness to net capital was 0.15 to one, and net capital was $55,445, which was $50,445 more than required.

Supplementary Information

GS Capital Management, LLC

Supplementary Information
December 31, 2014

Computation of net capital		
Members' equity, December 31, 2014	$	**117,167**
Less non-allowable assets		**61,722**
Net capital	$	**55,445**
Reconciliation of members' equity		
Members' equity, Form 17A-5, Part IIA	$	**117,167**
Audited financial statement adjustments		**-**
Members' equity per audited financial statements	$	**117,167**
Reconciliation of net capital		
Net capital, Form 17A-5, Part IIA	$	**55,445**
Audited financial statement adjustments to non-allowable assets		**-**
Net capital per audited financial statements	$	**55,445**
Computation of aggregate indebtedness as defined under rule 15c3-1		
Accounts payable and other current liabilities	$	**8,561**
Total aggregate indebtedness	$	**8,561**
Ratio of aggregate indebtedness to net capital		**0.15 to 1**

WINDHAM BRANNON
offering more

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of GS Capital Management, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014, in which (1) GS Capital Management, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GS Capital Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) GS Capital Management, LLC stated that GS Capital Management, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GS Capital Management, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GS Capital Management, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Windham Brannon, P.C.
Certified Public Accountants

February 27, 2015

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 windhambrannon.com

GS CAPITAL MANAGEMENT, LLC
MEMBER
FINRA/SIPC

1100 PEACHTREE ST. NE
SUITE 575
ATLANTA, GA 30309

TEL. (404) 233-4429
FAX (404) 237-5923

February 18, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014

Dear Sir or Madam:

For the fiscal year ending December 31, 2014, GS Capital Management, LLC claimed exemption from SEC Rule 15c3-3 as outlined under the (k)(1) Limited Business section of the rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participation in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;

(ii) The broker's or dealer's transactions as broker (agent) are limited to:
   a. The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;
   b. The solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and
   c. The sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds for securities for, or owe money or securities to, customers.

GS CAPITAL MANAGEMENT, LLC
MEMBER
FINRA/SIPC

1100 PEACHTREE ST. NE
SUITE 575
ATLANTA, GA 30309

TEL. (404) 233-4429
FAX (404) 237-5923

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k) (1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

GS Capital Management, LLC is a $5,000 introducing broker dealer, and as such does not hold securities or clear transactions for any customer. GS Capital Management, LLC met the exemption provided above for the period ending December 31, 2014.

Yours very truly,

Craig F. Magher

Craig F. Magher
Managing Member

WINDHAM BRANNON
offering more

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members of
GS Capital Management, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by GS Capital Management, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GS Capital Management, LLC
1100 Peachtree St. NE
Suite 575
Atlanta, GA 30309

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michelle White 404 983-1760

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 1,822.40
B. Less payment made with SIPC-6 filed (**exclude interest**) July 28, 2014 (Date Paid)		(817.45)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		1,004.95
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,004.95
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,004.95	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GS Capital Management, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Operations & Administration
(Title)

Dated the 20 day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 2014
and ending December 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$728,960
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$728,960
2e. General Assessment @ .0025	$1,822.40
	(to page 1, line 2.A.)